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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                               Ambase Corporation
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    023164106
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                      07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 24, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].




                                   Page 1 of 9



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SCHEDULE 13D

CUSIP No. 023164106

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                  7.      SOLE VOTING POWER

                          None

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              2,927,500
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  None
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          2,927,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,927,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                       [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.57%

14.     TYPE OF REPORTING PERSON*
        PN


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SCHEDULE 13D

CUSIP No. 023164106

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  7.      SOLE VOTING POWER

                          None

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              2,927,500
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  None
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          2,927,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,927,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.57%

14.     TYPE OF REPORTING PERSON*
        IN


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SCHEDULE 13D

CUSIP No. 023164106

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  7.      SOLE VOTING POWER

                          3,500

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              2,927,500
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  3,500
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          2,927,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,931,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.58%

14.     TYPE OF REPORTING PERSON*
        IN


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         This statement  amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on December 13, 1996, as amended by the filing of Amendment No. 1 on December 19, 1996 and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3. Sources and Amounts of Funds or Other Consideration

         The first sentence of Item 3 is revised and amended in its entirety as set forth below: The Partnerships and Managed Accounts expended an aggregate of approximately $5,498,603 (including brokerage commissions, if any) to purchase the 2,927,500 shares of Common Stock held by them. Mr. Spellman purchased the 3,500 shares of Common Stock held by him directly for a total cost of $3,259, including brokerage commissions.

Item 5.  Interest in Securities of the Issuer

         The first four paragraphs of Item 5 are revised and amended in their entirety as set forth below:

         (a)-(b) On the date of this Statement:

                           (i)       Mr. Kramer has beneficial ownership for
purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 2,927,500 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 6.57% of the issued and outstanding Common

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                  Stock.  Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr.  Spellman and KS.

                           (ii)      Mr. Spellman has Beneficial Ownership of
2,450,500 of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 6.58% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over 2,931,000 shares of the Common Stock with Mr. Kramer and KS.

                           (iii)     KS has Beneficial Ownership of 2,927,500
shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 6.57% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

                  The percentages used herein are calculated based upon the 44,533,519 shares of Common Stock stated to be issued and outstanding as of September 30, 1996, as reflected in the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 1996.

                   (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons since the last filing of the Schedule 13D are set forth in Schedule I hereto. All such transactions were over-the-counter purchases.


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Item 7.  Material to be Filed as Exhibits

                  Joint Filing Agreement among KS, Mr. Kramer and Mr. Spellman dated December 13, 1996 (filed as Exhibit 99 to the Schedule 13D and incorporated herein by reference.)


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                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 1997


                             KRAMER SPELLMAN L.P.



                             By: /s/ Orin S. Kramer
                             Name: Orin S. Kramer
                             Title: a General Partner



                              By: /s/ Jay Spellman
                              Name: Jay Spellman
                              Title: a General Partner



                               /s/ Orin S. Kramer
                               Orin S. Kramer



                                /s/ Jay Spellman
                                Jay Spellman





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                                                                  Schedule I


Date                  Shares Purchased                Price Per Share

12/13/96                    5,000                        $2.210
12/13/96                   70,000                         2.200
12/16/96                   20,000                         2.200
12/17/96                   25,000                         2.210
12/19/96                   10,000                         2.305
1/3/97                     79,600                         2.776
1/13/97                    20,000                         2.933
1/16/97                   100,000                         2.920
1/17/97                    43,000                         2.863
1/21/97                    35,000                         2.790
1/22/97                    25,000                         2.782
1/23/97                    15,000                         2.780
1/24/97                   102,500                         2.574
1/27/97                    10,000                         2.570

Date                    Shares Sold                   Price Per Share

1/3/97                     79,600                        $2.756